
< 0.65
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Nothing has changed

In the early days of integrated circuit design — way back in the '70s — chip designers mapped out simple designs, with hundreds of gates and process technologies much larger than a micron. As designs became more complex the designer's challenge became how to fit enough gates on the chip to get the functionality needed and still meet performance goals. Process geometries shrank, and software tools emerged to minimize area and automate the design process. Over the years, these design tools became obsolete. New companies emerged to provide more powerful tools. This pattern continued, and for a while it seemed good enough.

Denser, Smaller Geometries

> 100 Gates	> 10,000 Gates	> 100,000 Gates
70s	80s	90s
COMPUTER-AIDED LAYOUT	COMPUTER-AIDED ENGINEERING	HIGH-LEVEL DESIGN AUTO-LAYOUT
APPLICON CALMA COMPUTER-VISION	DAISY MENTOR VALID	AVANT! CADENCE SYNOPSYS

Everything is different

But good enough isn't anymore. With today's deep submicron process geometries and design complexity, timing, speed, performance and time to market are the new design challenges. Conventional tools cannot address them. So in 1997 Magma set out to do things differently. The result: a design system built to address these challenges brought by .13 micron and smaller geometries. Our patented FixedTiming methodology and integrated system are the foundation for an approach that delivers better chip performance while eliminating time-consuming iterations. We knew the old ways wouldn't work forever. So we invented a better way.

A New Generation Leader



> 10,000,000 Gates
2000
AND BEYOND

INTEGRATED DESIGN SYSTEM

Magma

The basic construction of ICs has been the same from the beginning: put transistors on silicon and link them. Need more functionality? Add more transistors. And that worked for a long time, as we doubled chip gate counts every couple years — just like Moore's Law said we would. With more gates on a chip and more routes between the gates, achieving timing and the best possible performance became a big problem. In effect, designers went from a relatively simple task of designing a small town with just a few streets to designing a metropolis with millions of streets and super highways.

Small Town



Transistors and Interconnects



ICs are made of tens of millions of transistors and interconnects

But doing things the same way rarely works forever. You just can't use the same techniques and tools used to build a small town to build a much bigger city. The same principle applies to IC design. Today's designers aren't laying out chips with hundreds or thousands of devices, but with tens of millions of transistors. We believe keeping up with Moore's Law today takes a new approach to chip design. Magma's approach: combine physical design with logic design, with a system based on our FixedTiming methodology. This enables a designer to know his design will meet timing before he starts.

Metropolis

10,000,000 Transistors and Interconnects




10 Miles
10 Kilometers

EDA companies sell tools

IC design technology has seen tremendous innovation over the past decades. Problem is, it's always come from a group of people with an idea for a great new tool to perform a single, specific task. "Want a better way to do synthesis? We have a product for that." "Need better place & route? We've got it." "Verification a sticking point? No problem, try this new tool." And so it went, until the design flow that resulted had been built piece by piece, with tools that individually did a good job, but couldn't deliver the performance in time to meet the market window.

Separate Design Tools

The Old Way



TIMING ALGORITHM
TOOL 1 – – DATA MODEL
PLACEMENT ALGORITHM
TOOL 2 – – DATA MODEL
ROUTING ALGORITHM
TOOL 3 – – DATA MODEL
EXTRACTION ALGORITHM
TOOL 4 – – DATA MODEL
DATABASE ON HARD DISK

Magma sells a fully integrated EDA design system

Today's complex chips require a tightly integrated design flow. That's just what Magma delivers, a software system built from the ground up to enable this tight integration. It's based on the industry's only single, unified data model. This unique architecture enables all the functional elements within Magma's software—synthesis, placement and routing, and the analysis software for timing, delay extraction and signal integrity—to operate concurrently on the same data, so the system continuously analyzes the design and makes rapid tradeoff decisions without iterating between separate design tools. With our unique technology and architecture, Magma's software delivers better performance and reduces the design cycle.

Integrated Design System

The Magma Way

0 ITERATIONS

— — —

FIXED TIMING

— — —

SUPER CELLS

— — —

UNIFIED DATA MODEL

— — —

OPEN ARCHITECTURE INTERFACE


ROUTING
HIERARCHY
PLACEMENT
SILICON INTEGRITY
OPTIMIZATION
SINGLE DATA MODEL
SYNTHESIS
PARASITIC EXTRACTION
TIMING ANALYSIS
TCL
GUI
INTEGRATED DESIGN SYSTEM

IC design requirements increase every few months

Change is unceasing in technology, as is the pace of change. New products come to market fast and are replaced faster — it took years to sell a million personal computers, but just days to sell that many PlayStation game consoles. ICs continue to increase in complexity, introducing new design challenges, but the development cycle is significantly shorter. Originally designed 10 or more years ago and mainly to address area, conventional EDA solutions have tried to keep up by making incremental improvements. They've now reached their limit of efficacy.

Unrelenting Change



Requirements
= Better Size, Speed, Quality and Cost
COMPLEXITY
95
.35μ / 2M GATES
01
.13μ / 100M GATES
TIME TO MARKET
7 YEARS
'95 PC / 1M UNITS
3 DAYS
'01 PLAYSTATION / 1M UNITS
YIELD
1 UNIT
RELIABILITY
1M UNITS
MANUFACTURABILITY

Magma's EDA system addresses the present and future of chip design

Incremental changes in EDA technology cannot address today's design challenges. For instance, signal integrity effects are more common at 0.18-micron and smaller geometries. With conventional tools, analyzing, correcting and verifying signal integrity can be attempted only through time-consuming iterations between point tools. Magma's integrated implementation system and Diamond SI verification product allow designers to address signal integrity throughout the flow and verify the results without iterations. More and more designers are benefiting from Magma's advanced technology: adoption of Magma software has steadily grown among leading semiconductor companies, and it's been used to produce well over 100 IC designs.

Unrelenting Progress

Solutions = Revenue

MAGMA

- - -

DELIVERS COMPLEX, HIGH-PERFORMANCE CHIPS

MAGMA

- - -

SHORTENS THE DESIGN CYCLE

MAGMA

- - -

IMPROVES YIELD AND RELIABILITY



$16.2
$13.9
$9.6
$6.6
$5.1
$3.8
$2.0
$1.0
JUN00
SEP00
DEC00
MAR01
JUN01
SEP01
DEC01
MAR02
/ $16
/ $14
/ $12
/ $10
/ $08
/ $06
/ $04
/ $02
/ $00

GROWTH MOMENTUM / QUARTERLY REVENUE / $M

In thousands, except per share data

Year ended March 31	2002	2001	2000
OPERATIONS			
Revenue	$ 46,357	$ 11,842	$ 1,450
Net loss	$ (35,800)	$ (46,029)	$ (33,050)
Basic and diluted net loss per share	$ (2.07)	$ (5.95)	$ (10.91)
Shares used in earnings per share calculations	17,258	7,733	3,029
FINANCIAL POSITION			
Cash, cash equivalents and short-term investments	$ 91,946	$ 14,713	$ 30,409
Total assets	$ 119,709	$ 29,289	$ 37,189
Notes payable to bank	$ –	$ 1,686	$ 1,557
Net working capital	$ 84,039	$ 627	$ 20,842
Stockholders' equity (deficit)	$ 92,744	$ (78,894)	$ (38,566)

Magma was created in 1997 with an ambitious goal. Having years of experience in the design of integrated circuits (ICs), our founders knew that designers needed a better solution. And we knew we could deliver it. It required creating from scratch a comprehensive design system, not just new point tools that addressed single issues. So we have had our share of skeptics over the years, people who didn't believe we could really pull off our goal of developing a better design system. Maybe those skeptics had a reason to be doubtful — our vision of creating a truly integrated flow, from synthesis through physical layout, required doing something that hadn't been done before — but in just five years we've shown our goal was the right one. And the market has come to recognize it: customers are using our products, and competitors are emulating them.

The results of our most recent fiscal year, in both financial and technological terms, were extremely positive, and demonstrate to us that Magma is on the right path to delivering superior design tools and becoming one of the leading companies in electronic design automation. Our goal is to improve our financial performance to reward our shareholders. Notable for Magma was the fact that in the third and fourth quarters of the year we achieved pro forma profitability.

FINANCIAL PERFORMANCE

I am happy to report that Magma made significant financial advances in fiscal 2002, as we improved both top-line revenue and bottom-line results. For the year ending March 31, 2002, revenue was $46.4 million, a 291 percent increase over fiscal 2001 revenue of $11.8 million. Net loss for fiscal 2002 decreased to $35.8 million ($2.07 per share) from $46.0 million ($5.95 per share), an improvement of 22 percent. On a pro forma basis, we had a net loss of $8.6 million ($0.50 per share) for fiscal 2002 as compared to a net loss of $42.3 million ($5.47 per share) for fiscal 2001, an improvement of 80 percent. Pro forma net loss represents net loss excluding non-cash stock-based compensation charges, certain non-cash interest charges, and non-cash preferred stock dividends.

The benefit of our time-based licenses (TBLs), a key part of our business and financial model, continues to be evident. Under our TBLs we generally license our software for three years and recognize the revenue ratably, or evenly, each quarter during that three-year period. We continue to generate a majority of our revenue through these ratably recognized time-based licenses. In fact, we believe the proportion of Magma's revenue derived from ratable time-based licenses is the highest in the industry. Magma has used this ratable licensing model from the beginning of its existence and we believe it is a principal contributor to excellent visibility into future revenue.

PRODUCTS AND TECHNOLOGY

Our goal is a simple one: provide the best design capabilities for the most aggressive of integrated circuit designs. In keeping with this ambition, the past year was one in which Magma accelerated development and delivery of new technology and products.

Our implementation products, Blast Fusion and Blast Chip, introduced in 1999 and 2000, respectively, and Blast Noise, introduced in 2000, continued to gain strong market acceptance. Among our new products, Blast Plan shipped in September, 2001, providing hierarchical design capabilities helpful in implementing complex ICs and SoC (system on chip) designs. Working with Blast Fusion and Blast Chip, Blast Plan streamlines the process for partitioning a chip design into blocks and subsequently reassembling them. Blast Plan's Glassbox abstraction allows designers to divide multimillion-gate designs into just a few large blocks, whereas other EDA tools can handle blocks of only about 250,000 gates — the building blocks of ICs that are measured in thousandths of millimeters. Blast Plan leverages the capabilities of Magma's existing Blast Fusion and Blast Chip systems to streamline the hierarchical planning and design of very large chips and SoCs within a single environment, eliminating the numerous, cumbersome and error-prone data transfers between point tools in traditional flows.

In March, we announced our first entry into verification, Diamond SI. This product is a standalone verification product that provides sign-off quality, post-layout analysis for a wide variety of signal integrity (SI) issues. These include crosstalk noise, crosstalk delay, voltage drop, and electromigration on both power and signal nets. Integrating production-proven timing, extraction and analysis technology, Diamond SI accounts for the interdependencies between different SI effects. And, because it leverages Magma's single, unified data model, Diamond SI eliminates the time-consuming and error-prone data transfers required in point tool verification flows. With traditional SI analysis/verification point-tool flows, it is impossible to accurately assess the interdependencies of timing and signal integrity. Diamond SI now makes that possible.

Areas of potential further product development include the increasingly significant realm of silicon virtual prototyping, which seeks to eliminate costly and time-consuming design iterations by generating highly accurate prototypes and performing extensive design exploration.

RECOGNITION IN THE MARKET

Despite the difficulty the IC industry faced in the past year, Magma continued to build its presence in the market, as more and more leading and emerging semiconductor companies adopted Magma's design system for their most challenging chips. Our top customers now include 3D Labs, Broadcom, Fujitsu, Hitachi, Infineon, Internet Machines, Matsushita, Multilink, NEC, Sun Microsystems, Texas Instruments, Toshiba and Vitesse, several of which are deploying Magma software worldwide.

BUSINESS SUCCESS

In addition to our accomplishments in products and technology, we have made advances in the way we manage our business. Magma achieved pro forma profitability for the first time in its history in the third quarter of this fiscal year, and improved our profitability in the fourth quarter. We made strategic changes and additions in our sales channel, which contributed significantly to the increased presence we enjoy in the market. And we continue to invest in research and development.

CONCLUSION

With all these positive developments, we are still relentless in seeking out areas to improve. We remain focused on delivering the technology necessary for our customers to produce great products, and on managing our company to provide a solid return for our investors. Since we founded Magma I have seen the company improve in many ways, and for that I must express my deepest thanks to our customers and employees, because it is these two groups who make our achievements possible. As proud as I am about what we have accomplished so far, I am even more excited about what we can still achieve, as we do our best to serve our customers and our shareholders. Thank you for your support thus far. We think even brighter days lie ahead.



Rajeev Madhavan

Chairman of the Board and Chief Executive Officer

EXECUTIVE OFFICERS

Rajeev Madhavan
Chairman of the Board
and Chief Executive Officer

Roy E. Jewell
President and Chief Operating Officer

Robert A. Sheffield
Vice President, Finance
Chief Financial Officer

MANAGEMENT TEAM

Lung Chu
Vice President, Asia-Pacific Operations

Nitin Deo
Vice President, Business Development

Milan G. Lazich
Vice President, Corporate Marketing

Kenneth Roberts
Vice President and General Manager of European Operations

Elizabeth K. Roemer
Vice President and General Counsel

Hamid Savoj, Ph.D.
Vice President, Product Development

Mehrdad Shahabi
President,
Magma Design Automation KK

Robert Smith
Vice President, Product Marketing

Kevin Steptoe
Vice President, Product Engineering

Lukas van Ginneken
Chief Scientist

Craig M. Wentzel
Vice President, Sales

DIRECTORS

Andreas Bechtolsheim
Vice President of Engineering,
Gigabit Switching Group
Cisco Systems, Inc.

Roy E. Jewell
President and Chief Operating Officer
Magma Design Automation, Inc.

Rajeev Madhavan
Chairman of the Board
and Chief Executive Officer
Magma Design Automation, Inc.

Rajesh Parekh
Chairman and Chief Technology Officer,
Comstellar Technologies
Managing Partner, Redwood Ventures Partners

Mark W. Perry
General Partner
New Enterprise Associates

S. Atiq Raza
Chairman and Chief Executive Officer
Raza Foundries, Inc.

CORPORATE OFFICES

Magma Design Automation, Inc.
2 Results Way
Cupertino, CA 95014-5924 USA
Tel: 408-864-2000
Fax: 408-864-2001
www.magma-da.com

INDEPENDENT AUDITORS

KPMG LLP
Mountain View, CA

LEGAL COUNSEL

Pillsbury Winthrop LLP
Palo Alto, CA

STOCK EXCHANGE LISTING

The common stock of Magma Design Automation, Inc. is traded on The Nasdaq National Market under the symbol LAVA.

REGISTRAR AND TRANSFER AGENT

Mellon Investor Services
85 Challenger Road
Ridgefield Park, NJ 07660 USA
Phone: 1-800-522-6645

GENERAL INFORMATION

If you need general information about Magma, or would like to receive a copy of Magma's Annual Report on Form 10-K, please contact our Investor Relations department at 408-864-2000 or send e-mail to:

investor_relations@magma-da.com.

The Form 10-K can also be obtained at www.magma-da.com, or by writing to:

Investor Relations, Magma Design Automation, 2 Results Way, Cupertino, CA 95014-5924 USA.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 10 a.m. PDT, August 29, 2002, at Magma Design Automation, 2 Results Way, Cupertino, CA 95014-5924 USA.

Corporate Profile

Magma's mission: create and deliver the best EDA software products and solutions, encompassing IC design from concept to completion, enabling our customers' commercial success. Magma's electronic design automation software enables chip designers to meet time-to-market objectives, improve chip performance and handle multimillion-gate designs. Magma's FixedTiming methodology and single data model architecture enables Magma's Blast Fusion and Blast Chip systems to combine traditionally separate front-end and back-end chip design into an integrated flow, eliminating iterations between synthesis and place-and-route. Blast Prototype accurately estimates silicon-level performance at the RTL level. Blast RTL provides fast, high-capacity synthesis, Magma's Blast Noise signal integrity and Blast Plan hierarchical design products further streamline the development of complex ICs, and Diamond SI performs standalone signal integrity verification for post-layout sign-off.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 *Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. The words "expects," "anticipates," "estimates," "believes," "plans" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, the risks relating to development of new products and the further adoption of current and new products by our customers, and other risks set forth above in our Form 10-K, under Item 1, "Business," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."*

DESIGNED AND PRODUCED BY JACOBS FULTON DESIGN GROUP, PALO ALTO, CA.

MAGMA DESIGN AUTOMATION
2 RESULTS WAY
CUPERTINO, CA 95014-5924 USA


< 0.65
< 0.35
< 0.13